UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-37381

MEDIGUS LTD.

(Translation of registrant’s name into English)

10 HaNechoshet Street Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Medigus Ltd. (the “Company”), hereby announces that the shareholders of the Company approved all the proposals brought before the annual general meeting of shareholders scheduled for August 7, 2023 and adjourned to August 8, 2023 (the “Meeting”), as originally proposed and included in the Company’s proxy statement for the Meeting, that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on June 30, 2023.

25,694,490 ordinary shares, representing approximately 9.94% of the Company’s issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the Meeting.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-258624, 333-206803, 333-221019 and 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: August 8, 2023	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

2